ISSUER FREE WRITING PROSPECTUS
Dated April 5, 2013
Filed Pursuant to Rule 433
Registration No. 333-182971

AMERICAN REALTY CAPITAL PROPERTIES, INC.
FREE WRITING PROSPECTUS

American Realty Capital Properties, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and its offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

The prospectus, dated January 22, 2013, and supplements thereto, are available on the SEC Web site at:
http://www.sec.gov/Archives/edgar/data/1507385/000114420413003387/v331630_424b5.htm#tAP.

Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

On April 5, 2013, Nicholas S. Schorsch, the Company’s Chairman and CEO, appeared in a television segment on CNBC entitled “Mad Money” with Jim Cramer.

A video of the interview was posted on the Company’s website and can be viewed at http://www.arcpreit.com. A screen shot of the video on the Company’s website is attached as Annex A. A transcript of the video is attached as Annex B.

Annex A

Annex B

CNBC’s Mad Money

“Does American Realty Capital Have the ‘REIT’ Stuff?”

Nicholas Schorsch and Jim Cramer

April 5, 2013

Jim Cramer: In a world where the FED is likely to keep interest rates low for a long time, possibly much longer than we thought after today's dismal March jobs numbers, investors looking for income need to go out and hunt for yield. Because you can't get it from bonds or CDs. But you know where you can find some fabulous yields? The Real Estate Investment Trust. Take American Realty Capital Partners, ARCP. It’s the fourth largest triple-net lease REIT out there, meaning that their tenants have to pay not rent, but also property taxes, insurance, maintenance costs. We spoke to the COO a month ago. Since then, the stock has given you about a 13% gain with reinvested dividends. And Speaking of dividends, ARCP still gives you, after that run, a bountiful 6.1% yield. Latest wrinkle here, though, is that American Realty Capital has been trying to take over trying to take over Cole Credit Property Trust number three in order to become the largest net lease player in the industry. Back on March 19th, ARCP offered to pay $12 a share for Cole. It is a private company but it does have a share price. That's a 20% premium. It’s an all-stock deal worth $9 billion. Cole’s credit board, they convened a special committee, they said no immediately. So, on March 27th, ARCP upped its bid to a minimum of $13.59 a share, or $9.7 billion, just like that. And then, three days ago, ARCP increased the cash portion of the bid, offering to pay cash for as much as 60% of the Cole credit. Then, earlier today - just today! - Cole credit rejected this better off too. So, tonight we’ve got to figure out what’s going on here. We’ve got to give ARCP the chance to tell their side of the story. That’s why I’m thrilled to have Nick Schorsch back on (he is the Chairman and CEO of American Realty Capital) to talk about his jilted bid and what his company’s going to do next. Mr. Schorsch, welcome back to Mad Money. Have a seat.

Nicholas Schorsch: Thanks Jim.

Jim Cramer: Good to see you.

Jim Cramer: Alright, now a lot of people might be saying, well, I want to look up this Cole Credit Properties Trust. Maybe I should be buying that, not ARCP. So, just walk us through why that’s not the case, but that how you’re trying to make people who do have shares of that a lot richer than they are right now.

Nicholas Schorsch: Sure. Well, Cole Credit III is a non-traded public REIT, so it is a public company but it does not trade and the offering has closed, so you can’t buy more shares now-

Jim Cramer: Even if you wanted to. Like, no one can call someone and buy with their broker. They can’t get it.

Nicholas Schorsch: No.

Jim Cramer: Ok.

Nicholas Schorsch: And so, in a similar situation to what we saw with our own deal about a month ago, where we bought ARCT III (that was also a non-traded REIT), so, in this situation we made a similar offer for cash and stock, and we just recently, as you said, upped the cash allocation up to 60% to sweeten the bid, and to further that, Barclays, the large international bank, has issued a back stop for us to allow to us do that, for about $4.7 billion of cash.

Jim Cramer: Okay. Now, I should let everyone be aware that we spoke to Cole because we wanted their side of the story. They were very aggressive in telling us that this is something that is not good for their shareholders, okay. And the first thing they said was that, “Can you elaborate on” (and I'm just reading), “on the highly confident letter you received from Barclays, given that your pro forma company would be highly levered, on what terms could you expect to raise that financing?”

Nicholas Schorsch: Well, the Barclays commitment is already committed. So this is a – the Barclays commitment is not a “how would we do it?” It's “we have done it,” and Barclays has issued the highly confident letter based on our balance sheet, based on our ability to raise capital, because, remember, Jim, we are very low levered.

Jim Cramer: Right.

Nicholas Schorsch: So we we’re one of the lowest -

Jim Cramer: They say that you represent highly speculative financial engineering, that’s another point they are raising to us.

Nicholas Schorsch: Again this is all - the mud slinging doesn't really –

Jim Cramer: There is a lot of mud slinging!

Nicholas Schorsch: Yeah. The mud slinging doesn't really get us where we need to go in this situation because, quite honestly, you can't really know what we're planning unless you engage.

Jim Cramer: Right.

Nicholas Schorsch: So, this really comes down to a voice and a vote. I mean, this is America, right?

Jim Cramer: Right.

Nicholas Schorsch: So, at the end of the day, we want the shareholders to have the opportunity to have a choice. Now, this is a fully, this is a bona fide bid –

Jim Cramer: Right.

Nicholas Schorsch: For $9.7 billion. We don't take that lightly. We are a large public company and we have both Barclays and Weil Gotshal, the law firm, involved on our side of the table. We also have the ability to raise capital because we're a seasoned company. We’re not - we have a shelf offering available if we were looking to raise equity. But at the same time, this offer is fully financed. We have availability in our current balance sheet of more than $2.5 billion under our line with the expansion feature.

Jim Cramer: Ok. Will existing shareholders in American Reality Capital Properties be compromised at all by this?

Nicholas Schorsch: Well, that's the best part. Our motives are pretty simple. We are looking for - we are looking to buy the company. It’s a great acquisition for us.

Jim Cramer: Right.

Nicholas Schorsch: It’s about – as we've disclosed – it’s about 10% accretive to our current earnings -

Jim Cramer: Right.

Nicholas Schorsch: Which we've already given you guidance on - at about 93 cents a share, and our next year's growth guidance is about 16%. So, when you really come down to it, it's about growing earnings. It’s about delivering to our shareholders, and the Cole shareholders, but most importantly ARCP shareholders. It’s about growing the earnings.

Jim Cramer: Even though it’s – they’re are a bigger company.

Nicholas Schorsch: Well, they’re a bigger company from the standpoint that they also have a very large debt balance sheet.

Jim Cramer: Right.

Nicholas Schorsch: So, they have about $3.6 billion of debt currently and we only have about $750 million of debt.

Jim Cramer: All right. One thing that I - you were on last time and I tried to press you on dividend. You said, “Listen, it’s in the future.”

Nicholas Schorsch: Correct.

Jim Cramer: But you did put out in your proposal that ARCP, post-merger, will increase dividend for seventh consecutive quarter and it will go from from 91 to 93. If this deal doesn't go through, is that not going to happen?

Nicholas Schorsch: Well, let’s be, let’s go back for one minute. Since I was last here, we did raise our dividend.

Jim Cramer: Ok.

Nicholas Schorsch: So we raised our dividend from 90 to 91 cents, which is our largest dividend hike –

Jim Cramer: Ok.

Nicholas Schorsch: That we've had. Now, the reality of it is, our earnings growth continues, as I said to you before. Our board looks at dividend growth based on earnings growth, and they go together. So, we're projecting a 16% earnings growth for next year and our board will re-evaluate dividends, with or without the Cole merger.

Jim Cramer: But, in other words, it would be- we know -

Nicholas Schorsch: This is an automatic increase merger. This is automatic increase at merger.

Jim Cramer: So it is an automatic increase.

Nicholas Schorsch: Yes, but that’s also in the quarter. So we've done one already this quarter. This would be a second increase in the same quarter.

Jim Cramer: If you get this deal done.

Nicholas Schorsch: Yes.

Jim Cramer: All right.

Nicholas Schorsch: So, the other thing that is really very important, Jim, is that our business is very robust. Our pipeline is strong. This deal is not going to impact our business, one way or the other. It does impact those shareholders, because this has surety for them. And a potential IPO, a potential listing, that they don't get to vote on, when you’re consolidating an affiliated entity: there’s issues. And, I think, ultimately, at the end of the day, our offer is something that we don't think the shareholders should be deprived of without their vote.

Jim Cramer: I can't opine whether it's good for them. I know it is good for ARCP shareholders. That's where I am.

Nicholas Schorsch: And that's where I am too.

Jim Cramer: Ok, thank you very much. That’s Nick Schorsch, Chairman and CEO of American Realty Capital Properties, ARCP. I urge you to look some of the materials they have out about what it would mean if they did this deal, particularly diversification of clients, which is something you know I care greatly about, because the economy is still in uncertain terms. ARCP. I like it, even up here. This is David Cramer.